Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

August 29, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

To whom it may concern,

We are writing in order to inform you that Grupo Financiero Galicia’s subsidiaries, Banco de Galicia y Buenos Aires S.A.U. and Galicia Administradora de Fondos S.A., have indicated that, until certain economic measures previously announced by the Argentine Government are fully implemented, on a temporary basis the following mutual funds administered by each of Banco de Galicia y Buenos Aires S.A.U. and Galicia Administradora de Fondos S.A., as applicable, will not operate in the ordinary course of business and will not be subject to further subscriptions or redemptions:

Fima Ahorro Pesos

Fima Ahorro Plus

Fima Renta en Pesos

Fima Renta Plus

Fima Capital Plus

Fima Renta Dólares I

Fima Renta Dólares II

Fima Abierto Pymes

The remaining funds administered by each of Banco de Galicia y Buenos Aires S.A.U. and Galicia Administradora de Fondos S.A. will be administered in the ordinary course of business.

Yours faithfully,

Enrique Pedemonte

Substitute Attorney in Fact

Grupo Financiero Galicia S.A

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including in regard with any matters of interpretation.